April 22, 2010

VIA EDGAR

Mr. Patrick Scott
Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.D. 20549-4644
Email:  scottpa@sec.gov

RE:           Registration Statement on Form N-1A of
OneAmerica Funds, Inc. (“Registrant”)
File #s: 811-05850 / 033-30156

Dear Mr. Scott:

This letter responds to the comments of the Staff regarding the above-referenced Registration Statement filed February 18, 2010.   I would request that it become effective on April 30, 2010. In my opinion, none of the changes in this Post Effective Amendment constitute material changes from the previous material filed in Post Effective Amendment 29. Therefore, in my opinion, it is appropriate to state that the materials contained in this Post Effective Amendment do not cover or establish any material adverse event, nor is there any item warranting particular attention or review. These statements are made with full knowledge and awareness of the statutory obligations imposed by the federal securities laws.  In addition, a specific representation is made that no material event requiring disclosure in the Prospectus, other than one listed in paragraph (b)(1) of Rule 485 has occurred since the effective date of the Fund's Registration Statement;

Attached, please find a revised copy of a draft amendment to the Registration Statement complying with the new Form N-1A requirements.  Please forward any additional questions or comments to my attention via e-mail at Rich.Ellery@oneamerica.com, via telephone at 317-285-1588, or via U.S. Mail at P.O. Box 368, One American Square, Indianapolis, Indiana, 46206-0368.

1.  Staff Comment:  All Portfolios

a.  In the Fees and Expense of the Portfolio narrative prior to the table, the language should say, “This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio.”  Furthermore, they should include a column for shareholder fees and fill in “N/A” rather than putting nothing.

Response:  The language has been altered with each Portfolio so that it tracks the form identically.  Further, a new column for shareholder fees has been added for each Portfolio.

b.  Staff Comment:  OAF portfolios need fee table language that if the insurance product level charges were included the costs would be higher.

Response:  The language has been added for each Portfolio.

2.  Staff Comment:  Investment Grade Bond Portfolio
a.  In the Principal Investment Strategies section, if applicable, state that the various income producing securities listed may or may not be backed by the full faith and credit of the US government.

Response:  Conforming language has been added to that section.

b.  Staff Comment:  Delete the last sentence in the "Strategies" section.  That information is not permitted there but could be placed elsewhere in the registration statement.

Response:  The sentence has been deleted and moved to the Investment Grade Bond portion of the Additional Information section of the registration statement.

c.  Staff Comment:  Remove the description of the Barclays Index as not required nor permitted by Item 4 - secondary index may be described per Instruction 2(b) to Item 4(b)(2).  The primary index may use parenthetical information as permitted by the Form.

Response:  The full description of the Barclays Index has been deleted, although a brief parenthetical was added because the name of the index does not make clear that it is a fixed income index, and the index may not be so well known to investors such that they will know what it tracks without some explanation.

d.  Staff Comment:  Disclose the unique risks associated with investing in mortgage and asset-backed securities.

Response:  A new risk disclosure has been added that discloses the risks associated with investing in mortgage and asset-backed securities.

3.  Staff Comment:  Socially Responsive Portfolio

a.  Remove the description of the S & P 500 Index from the narrative.

Response:  The description of the S & P 500 Index has been deleted.

b.  Staff Comment:  In the Market Risk paragraph, delete reference to "(and rewards)" since Item 4 elicits risk disclosure rather than a discussion of "rewards" or returns.

Response:  The “(and rewards)” language has been deleted.

c.  Staff Comment:  The fact that the portfolios may invest in foreign companies (p. 21) should appear in Item 4 along w/ corresponding risks.

Response:  Language relating to investments in foreign companies has been added, as well as a corresponding risk disclosure.

4.  Staff Comment:  Value Portfolio

a.  In the Market Risk paragraph, delete reference to "(and rewards)" since Item 4 elicits risk disclosure rather than a discussion of "rewards" or returns.

Response:  The “(and rewards)” language has been deleted.

b.  Staff Comment:  The risk disclosure suggests that the portfolio invests in small and mid-cap companies but the strategies disclosure makes no mention of those types of equities.  If there is a principal focus on small and mid-cap then they should be defined ($ range of capitalization) and discussed as part of the strategy disclosure.

Response:  The Portfolio may make investments in companies of any capitalization, and does not focus on investing in any one capitalization.  Further, there are no restraints of that kind with respect to the Portfolio and, therefore, no language was added to the strategy section.  However, language has been added to the Capitalization Risk disclosure under the Value Portfolio to make clear that the risk applies to the extent that the Portfolio invests in small or medium capitalization companies.

c.  Staff Comment:  Disclose risks associated with "value" investing.

Response:  New risk disclosure language has been added to the “Style Risk” disclosure under the Value Portfolio.  This new language discloses the risks associated with “value” investing.

d.  Staff Comment:  Remove the discussion of the S & P 500 Index from the Performance Information.

Response:  The description of the S & P 500 Index has been deleted.

5. Staff Comment:  Asset Director

a.  Disclose risks associated with "value" investing.

Response:  New risk disclosure language has been added to the “Style Risk” disclosure under the Asset Director Portfolio.  This new language discloses the risks associated with “value” investing.

            b.  Staff Comment:  Include portfolio turnover risk among the risks (see p. 17, ¶ 3).

Response:  A new “Portfolio Turnover” risk disclosure has been added.

c.  Staff Comment:  Performance:  Limit the discussion of indices in the narrative to that permitted by the Form.

Response:  The discussion of the indices has been modified as requested, although a brief parenthetical was added for the Barclays Aggregate index because the name of the index does not make clear that it is a fixed income index, and the index may not be so well known to investors such that they will know what it tracks without some explanation.

6.  Staff Comment:  Foreign Investment Risk and Derivatives Risk:  Disclose these risks in the summary Item 4 disclosure for strategies and risks.

Response:  New disclosures strategies and risks disclosures have been added to each Portfolio (except the Money Market Portfolio) relative to Foreign Investment and Derivatives Strategies and Risks.

7.  Staff Comment:  Disclose the portfolios that are susceptible to capitalization risk, liquidity risk, prepayment risk, defensive strategy and portfolio turnover risks.

Response:  Disclosures relating to which of the Portfolios are susceptible to capitalization risk, liquidity risk, prepayment risk, defensive strategy and portfolio turnover risks have been added to the relative risk disclosures in the Summary of Risks section of the registration statement.

8.  Staff Comment:  The Market Timing disclosure should discuss that the portfolios with principal strategy focus on small or mid cap securities may be more susceptible to market timing due to the more illiquid nature of those securities.

Response:  We respectfully decline to accept the Staff’s Comment because none of Portfolios focuses its investments on smaller capitalization companies.  Rather, certain Portfolios may make investments in companies of any capitalization, some of which may be smaller capitalization companies.  Accordingly, we do not believe that the Portfolios are attractive to market timers because they normally hold securities of all capitalizations.

9.  Staff Comment:  SAI reminder to double-check their management structure disclosure is up-to-date in their (b) amendment pursuant to the new requirements effective by the time the (b) will be filed (proxy disclosure enhancements).

Response:  The disclosure has been checked for compliance with the new requirements.

10.  Staff Comment:  Tandy representation should be filed with response as correspondence on EDGAR.  Also, we would like to see the proposed amendment since this (a) filing doesn't have anything with respect to fees, performance, financial highlights, so we cannot comment on the presentation.

Response:  Registrant acknowledges, consistent with SEC Release 2004-89, that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in Post-Effective Amendment Nos. [29] and [30] to the Registration Statement on Form N-1A of the Registrant;

•
comments of the staff of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to SEC staff comments, if any, in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings made; and

•	the Registrant may not assert SEC staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Certain other changes / clarifications have been made to the registration statement that we consider non-material, but we wanted to make the staff aware of them.

1.  The “Risk” disclosures under each Portfolio have been placed in alphabetical order.

2.  Manager of the Investment Grade Bond, Money Market and Asset Director Portfolios, Mr. Weisenburger, had his title changed from Vice President, Fixed Income Securities to Vice President, Marketable Bonds.

3. The “Portfolio Turnover” disclosure under the Money Market Portfolio was deleted as it is not required by the form.

4.  The Investment Advisory Agreement referenced in the Registration Statement was accurately retitled the Restated Investment Adviser Agreement.

5.  In the Statement of Additional Information, Susan E. Uhl’s name was added as Anti-Money Laundering Officer of OneAmerica Funds, Inc.

I hope that you find this writing responsive to your comments.  If you have any questions or need further clarification, please contact me.

Very truly yours,

/s/ Richard M. Ellery
Richard M. Ellery
Assistant Secretary